FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of October 2013 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On October 31, 2013, the registrant announced SRI International and TowerJazz Deliver First SoloHI CMOS Imagers to the Naval Research Laboratory for Solar Orbiter Mission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 31, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

SRI International and TowerJazz Deliver First SoloHI CMOS Imagers to the Naval Research Laboratory for Solar
Orbiter Mission

Imagers Integral to Studying Sun at Distance Closer than Previous Missions

MENLO PARK, and NEWPORT BEACH, Calif. – October 31, 2013 – SRI International, working with specialty foundry leader TowerJazz (NASDAQ: TSEM), has delivered the first complementary metal-oxide semiconductor (CMOS) imager engineering units to the Naval Research Laboratory (NRL) for use on the Solar Orbiter Heliospheric Imager (SoloHI) optical telescope. With its large field of view, SoloHI will make high-resolution images of the corona and solar wind and be able to connect remote sensing observations of the corona to the plasma being measured in situ at the spacecraft.

SoloHI is part of the NASA and European Space Agency (ESA) Solar Orbiter mission. Planned for launch from Cape Canaveral Air Force Station, Florida, in 2017, the spacecraft is expected to study the sun from a closer distance than any previous mission.

The Solar Orbiter mission will be the first time that such a large format CMOS detector has flown. SoloHI’s measurements will allow scientists to identify space weather events such as coronal mass ejections (CMEs). CMEs can affect electromagnetic fields on earth impacting power lines, satellite communications and cell phone service.

 “This first delivery of our SoloHI high-performance CMOS imager technology to NRL for the Solar Orbiter space mission is an important step toward deploying this technology in a wide range of aerospace applications,” said Mark Clifton, vice president, Products and Services at SRI International. “TowerJazz’s radiation-hardened CMOS image sensor manufacturing process helped us achieve this innovative solution.”

The SoloHI imager is a CMOS image sensor (CIS) built using customized 0.18-um CMOS technology. The radiation-hardened 2k x 2k (4-megapixel) CMOS imagers have passed engineering testing by SRI and are now ready for NRL test bed integration. The full-flight SoloHI focal plane will incorporate a mosaic of four imagers providing a 4k x 4k (16-megapixel) format.

The manufacturing platform for the SoloHI CMOS imager is the TowerJazz 0.18-um process running in Newport Beach, California. TowerJazz has been working with SRI for several years to support U.S. government imaging applications by developing custom technology with advanced radiation hardness, optimization for low read-out noise, and tailored for both frontside and backside illumination.

 “We are pleased to see our 0.18-um CIS process employed in the NRL flight program through our work with SRI,” said Marco Racanelli, senior vice president and general manager of US Aerospace and Defense Business Group at TowerJazz. “The CIS process is the latest example of our strong commitment to innovative manufacturing technology in the U.S. for the use of our space and government related customers.”

About SoloHi
SoloHi is funded by NASA under its Living with a Star Program, which is designed to understand how and why the sun varies, how planetary systems respond and the effect on human space and Earth activities. NASA's Goddard Space Flight Center in Greenbelt, Md., manages the program for the agency's Heliophysics Division of NASA's Science Mission Directorate.

About SRI International
Innovations from SRI International have created new industries, billions of dollars of marketplace value, and lasting benefits to society — touching our lives every day. SRI, a nonprofit research and development institute based in Silicon Valley, brings its innovations to the marketplace through technology licensing, new products, and spin-off ventures. Government and business clients come to SRI for pioneering R&D and solutions in computing and communications, chemistry and materials, education, energy, health and pharmaceuticals, national defense, robotics, sensing, and more. Visit SRI’s website and Timeline of Innovation to learn more about SRI.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc. and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Transfer Optimization and development Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

SRI Media Contact: Dina Basin | +1 650 859 3845 | dina.basin@sri.com
Company/Media Contact in US: Lauri Julian | +1 949 435 8181 | lauri.julian@towerjazz.com
Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com